SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                              Pathmark Stores, Inc.
 _______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 _______________________________________________________________________________
                         (Title of Class of Securities)

                                    70322A101
 _______________________________________________________________________________
                                 (CUSIP Number)

       Nick Desmarais, Esq.                              Anthony S. Federico
Managing Director, Legal Services                     4400 Hugh Howell Road #15
      The Jim Pattison Group                            Tucker, Georgia 30084
  1600-1055 West Hastings Street                      Telephone: (770) 908-2226
  Vancouver, B.C. V6E 2H2 Canada
    Telephone: (604) 688-6764
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                        With respect to communications to
                                 Nick Desmarais
                        Managing Director, Legal Services
                             The Jim Pattison Group
                                   copies to:

                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000

                                 May 15, 2003
    _________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

--------------------------------------------------------------------------------
CUSIP No. 70322A101                  13D                             Page 2 of 9
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James A. Pattison
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [_]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------- ---------------------------------- ------- ---------------------------
                                             7.      SOLE VOTING POWER

                                                     0
     NUMBER OF                               ------- ---------------------------
      SHARES                                 8.      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                        1,256,094
       EACH                                  ------- ---------------------------
     REPORTING                               9.      SOLE DISPOSITIVE POWER
      PERSON
       WITH                                          0
                                             ------- ---------------------------
                                             10.     SHARED DISPOSITIVE POWER

                                                     1,256,094
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,700
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.99%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------




--------------------------------------------------------------------------------
CUSIP No. 70322A101                  13D                             Page 3 of 9
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jim Pattison Ltd.
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [_]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------- ---------------------------------- ------- ---------------------------
                                             7.      SOLE VOTING POWER

                                                     0
     NUMBER OF                               ------- ---------------------------
      SHARES                                 8.      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                        1,256,094
       EACH                                  ------- ---------------------------
     REPORTING                               9.      SOLE DISPOSITIVE POWER
      PERSON
       WITH                                          0
                                             ------- ---------------------------
                                             10.     SHARED DISPOSITIVE POWER

                                                     1,256,094
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,700
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.99%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 70322A101                  13D                             Page 4 of 9
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Great Pacific Capital Corp.
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [_]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------- ---------------------------------- ------- ---------------------------
                                             7.      SOLE VOTING POWER

                                                     0
     NUMBER OF                               ------- ---------------------------
      SHARES                                 8.      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                        1,256,094
       EACH                                  ------- ---------------------------
     REPORTING                               9.      SOLE DISPOSITIVE POWER
      PERSON
       WITH                                          0
                                             ------- ---------------------------
                                             10.     SHARED DISPOSITIVE POWER

                                                     1,256,094
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,700
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.99%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 70322A101                  13D                             Page 5 of 9
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Anthony S. Federico
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [_]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          PF
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States (State of Georgia
--------- ---------------------------------- ------- ---------------------------
                                             7.      SOLE VOTING POWER

                                                     243,606
     NUMBER OF                               ------- ---------------------------
      SHARES                                 8.      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                        0
       EACH                                  ------- ---------------------------
     REPORTING                               9.      SOLE DISPOSITIVE POWER
      PERSON
       WITH                                          243,606
                                             ------- ---------------------------
                                             10.     SHARED DISPOSITIVE POWER

                                                     0
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,700
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.99%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------



                  This Amendment No. 1 to the Schedule 13D (the "Amendment") amends the Schedule 13D previously filed with the Securities and Exchange Commission on March 13, 2003 (the "Schedule 13D"), which relates to the beneficial ownership by the Reporting Persons (as defined below) of shares of common stock, par value $0.01 per share, of Pathmark Stores, Inc., a Delaware corporation (the "Shares"). This Amendment is being filed to report that the holdings of the Reporting Persons have fallen below 5% of the outstanding Shares. Unless set forth below, all previous Items of the Schedule 13D are unchanged and capitalized terms used herein which are not defined herein have the meaning set forth in the Schedule 13D.

                  This Amendment is being filed jointly (i) by Great Pacific Capital Corp., a Canadian Federal corporation ("Great Pacific"), and Anthony
S. Federico, an individual ("Mr. Federico") as the direct beneficial owners of Shares and (ii) by virtue of their respective direct and indirect holdings of securities in Great Pacific, by James A. Pattison, an individual ("Mr. Pattison"), and Jim Pattison Ltd., a Canadian Federal corporation ("JPL") (collectively, the "Reporting Persons"). The Joint Filing Agreement, dated March 13, 2003, among the Reporting Persons is incorporated by reference from
Exhibit 1 to the Schedule 13D.

                  Item 5 is hereby amended and restated as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) Great Pacific is the direct owner of 1,256,094 Shares, which represents approximately 4.18% of the Shares outstanding (based on 30,071,192 Shares outstanding as of April 28, 2003). Great Pacific is wholly owned by JPL and JPL is wholly owned by Mr. Pattison. Accordingly, both JPL and Mr. Pattison may be deemed to beneficially own the Shares owned by Great Pacific.

                  Mr. Federico is the direct owner of 243,606 Shares, which represents approximately 0.81% of the Shares outstanding (based on 30,071,192 Shares outstanding as of April 28, 2003).

                  The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act, and as such a group, beneficially own 1,499,700 Shares, which represents approximately 4.99% of the Shares outstanding (based on 30,071,192 Shares outstanding as of April 28, 2003).

                  The Pattison Group expressly disclaims beneficial ownership of all Shares other than those Shares that are held directly by Great Pacific. Mr. Federico expressly disclaims beneficial ownership of all Shares other than those Shares that are held directly by him.

         (b) By virtue of the relationships described in Item 2 of the
Schedule 13D amongst the Pattison Group, each member of the Pattison Group may be deemed to share voting and dispositive power over the Shares directly owned by Great Pacific. Mr. Federico has the sole power to vote and direct the disposition of the Shares held by him.

         (c) Set forth below are transactions in Shares effected by Great Pacific within the last 60 days. All transactions were effected in the open market.

                                    Number
        Date of Sale            of Shares Sold         Price Per Share               Total Sale Price
        ------------            --------------         ---------------               ----------------

        April 2, 2003                 12,898              $7.1752                        $92,025.46
        April 3, 2003                 27,388              $7.1568                       $194,905.73
        April 4, 2003                  9,297              $7.1647                        $66,235.22
       April 10, 2003                    419              $7.1960                         $2,998.09
       April 28, 2003                  1,508              $7.1500                        $10,721.39
         May 2, 2003                  20,939              $7.3869                       $153,829.50
         May 6, 2003                  74,292              $7.7513                       $572,860.95
         May 7, 2003                  20,772              $7.7468                       $160,078.14
         May 8, 2003                  41,878              $7.9342                       $330,577.75
         May 9, 2003                  37,690              $8.0382                       $301,437.96
        May 13, 2003                  55,612              $8.1799                       $452,654.84
        May 14, 2003                  81,160              $8.0747                       $652,065.58
        May 15, 2003                  10,053              $7.8518                        $78,532.01

            Total                    393,906                                        $ 3,068,922.63
                                     =======                                        ===============

         Set forth below are transactions in Shares effected by Mr. Federico within the last 60 days. All transactions were effected in the open market.

                                    Number
        Date of Sale            of Shares Sold         Price Per Share               Total Sale Price
        ------------            --------------         ---------------               ----------------

        April 2, 2003                  2,502              $7.1752                        $17,851.45
        April 3, 2003                  5,312              $7.1568                        $37,802.68
        April 4, 2003                  1,803              $7.1647                        $12,845.23
       April 10, 2003                     81              $7.1960                           $579.57
       April 28, 2003                    292              $7.1500                         $2,076.01
         May 2, 2003                   4,061              $7.3869                        $29,834.36
         May 6, 2003                  14,408              $7.7513                       $111,099.18
         May 7, 2003                   4,028              $7.7468                        $31,041.51
         May 8, 2003                   8,122              $7.9342                        $64,113.68
         May 9, 2003                   7,310              $8.0382                        $58,464.11
        May 13, 2003                  10,785              $8.1799                        $87,784.68
        May 14, 2003                  15,740              $8.0747                       $126,460.23
        May 15, 2003                   1,950              $7.8518                       $ 15,233.02

           Total                      76,394                                          $  595,185.70
                                      ======                                          =============




         (d) The Pattison Group has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held directly by Great Pacific. Mr. Federico has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held directly by him.

         (e) On May 15, 2003, the Reporting Persons ceased to hold more than five percent of the outstanding Shares.

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2003


                                                     JAMES A. PATTISON


                                                     /s/ James A. Pattison
                                                     ---------------------------


                                                     JIM PATTISON LTD.


                                                     By: /s/ Nick Desmarais
                                                         -----------------------
                                                     Name:    Nick Desmarais
                                                     Title:   Secretary


                                                     GREAT PACIFIC CAPITAL CORP.


                                                     By: /s/ Nick Desmarais
                                                         -----------------------
                                                     Name:    Nick Desmarais
                                                     Title:   Secretary


                                                     ANTHONY S. FEDERICO


                                                     /s/ Anthony S. Federico
                                                     ---------------------------